Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

April 29, 2015

To All Exelis Employees,

It has been nearly three months since the proposed union of Harris and Exelis was announced, and the team is making good progress toward the expected closing of the transaction in June.

During the past two months, Harris leaders have visited several Exelis sites to see firsthand our technologies and talent. These meetings have underscored the fact that this transaction promises to be truly transformational for both our companies.

Specifically, Harris’ leadership team has said that Exelis employees have impressed them with your depth of knowledge and passion for the business and industry. They commented that Exelis employees remind them a lot of the people at Harris – highly capable, hardworking and absolutely committed to doing what is right for customers and the company.

Along with aligned cultures, our technologies are complementary, and our customers recognize that together we will have a broader spectrum of advanced, technology-based solutions and strong franchises in space and intelligence, weather systems, air traffic management, geospatial value-added services and tactical communications.

Much progress has been made on securing the necessary approvals to close this transaction. As part of the U.S. Government’s antitrust clearance process, Harris and Exelis have provided information to the Department of Justice, which has not yet completed its review of the transaction.

The registration statement for the transaction has been declared “effective” by the SEC, and the meeting of Exelis shareholders to vote on the merger is scheduled for May 22. In order to prepare our organizations for integration, we have assembled teams with broad functional representation from both Harris and Exelis to identify and develop the detailed plans for how we’ll integrate the companies, post-closing. As many of you know, Bob Durbin and Jeff Ryder are leading a team of Exelis employees focused full time on this work. .

I understand that change brings uncertainty, and that is to be expected for an integration activity of this size. While measured change will inevitably occur over time, Harris anticipates that at closing the vast majority of Harris and Exelis employees will continue to perform the same job, with the same title, for the same supervisor, at the same work location, at the same rate of pay, and with the same benefits, as existed just prior to closing.

After closing, Harris has informed us that it expects to reorganize the Harris and Exelis businesses at a macro level to better align product and service offerings with customer requirements and they expect to communicate these changes as well as any other changes they plan to make after closing. However, the day-to-day, mission-critical roles our employees perform will remain unchanged. Bill Brown, the CEO of Harris, has committed to communicate with you as changes are made.

In the meantime, thank you for continuing to stay focused on meeting our customers’ needs and expectations. We’ll update you again soon as the process continues to progress, and in the meantime, you can find the latest Q&A and information on the transaction at https://one.exelisinc.com/transition.

Sincerely,

David F. Melcher

Chief Executive Officer and President

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis and Harris, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ Annual Report on Form 10-K for the year ended December 31, 2014 (as amended by Annual Report on Form 10-K/A filed on April 6, 2015), and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Harris has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 (Reg. No. 333-202539), containing a proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF EXELIS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive proxy statement/prospectus has been mailed to shareholders of Exelis. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.Harris.com, or from Exelis at its web site, www.Exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, Exelis’ and Harris’ respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 (Reg. No. 333-202539), as amended, and in Exelis’ and Harris’ respective Form 10-Ks, as amended, for the year ended December 31, 2014 in respect of Exelis and for the year ended June 27, 2014 in respect of Harris. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.